Filed by Bookham Technology plc
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: New Focus, Inc.
Commission File No.: 000-29811

         On September 21, 2003, Bookham Technology plc entered into an Agreement and Plan of Merger to acquire New Focus, Inc. The Agreement and Plan of Merger was submitted by Bookham Technology plc under cover of a Form 6-K on September 24, 2003 and is incorporated by reference into this filing.

Important Additional Information will be filed with the Securities Exchange Commission

        Bookham plans to file with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus plan to file with the SEC and mail to the stockholders of New Focus, a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Bookham, New Focus, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

        Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at www.sec.gov.

        In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

        Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Bookham's directors and executive officers is contained in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC. As of September 1, 2003, Bookham's directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham's ordinary shares. Information regarding New Focus's directors and executive officers is contained in New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC. As of April 15, 2003, New Focus's directors and executive officers beneficially owned approximately 3,317,696 shares, or 5.2%, of New Focus's common stock. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

        Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus's operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus's commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and New Focus's most recent quarterly report filed with the SEC and Bookham's most recent current reports on Form 6-K submitted to the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.